Exhibit 99.13

CONSENT OF EXPERT

March 29, 2018

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Eldorado Gold Corporation

I, Rick Alexander, do hereby consent to the filing of the written disclosure regarding: (i) the “Technical Report Skouries Project Greece” effective January 1, 2018; (ii) the “Technical Report on the Efemçukuru Project” dated September 17, 2007 effective August 1, 2007; and (iii) other information pertaining to these projects, and the use of my name in the Annual Information Form for the year ended December 31, 2017 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2017 (the “Form 40-F”), and any amendments thereto and any Registration Statement on Form S-8 incorporating by reference the Company’s AIF and Annual Report on Form 40-F.

By:	/s/Rick Alexander
Rick Alexander, P. Eng.
Eldorado Gold Corporation
Project Director